

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2007

Mr. Ketan Panchmatia
Chief Financial Officer
Gentry Resources Ltd.
101 6th Avenue S.W., Suite 2500
Calgary, Alberta, Canada T2P 3P4

> **Re:** **Gentry Resources Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 0-29878**

Dear Mr. Panchmatia:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief